Exhibit 99 (d)(7)
Rider
Family Term Life Insurance
Level Term on Children
This Rider is part of your policy. It is subject to the policy terms. If the terms of the Rider and policy differ, the Rider controls.
If issued at the same time as the policy, this Rider begins on the Policy Date shown on Page 3. The Benefit and Charge Data will then be shown on Page 3 Continued. If issued after the Policy, this Rider begins on the Rider Date shown below. The Benefit and Charge Data will then be shown below.
Rider charges must be paid as part of the Policy premiums for the Rider Years Payable for it to remain in force.
Benefit And Charge Data

Number of Units:	10	Annual Premium:	$44.11

Policy Number:	C0000020	Insured:	John Doe

Rider Date:	June 1, 2008	Total Additional Annual Premium:
		(Subject to change in accordance with the Premium Specifications)
Insured Child
The Rider provides term life insurance coverage for each Insured Child. An Insured Child is a child of the Insured by birth or adoption that is named in the application. An Insured Child is covered from the age of 15 days until his or her 25th birthday unless specifically excluded. An Insured Child who becomes a child of the Insured after this Rider is effective is assumed to be covered from the age of 15 days until his or her 25th birthday.
Death Benefit
The Death Benefit to be paid at each Insured Child’s death is $1,000 for each unit of coverage in force under this Rider. We will provide a claim form upon Notice of the Insured Child’s death. We will pay the Death Benefit after we receive due proof that the Insured Child died.
Paid-up Term Insurance
If the Insured dies while this Rider is in force, the term life insurance on each Insured Child provided by this Rider will remain in force with no further premiums due until the Insured Child attains age 25. The Paid-up Term life insurance may be surrendered for its Net Single Premium as of the date it is surrendered. For insureds age 18 or older, Net Single Premiums are based on the 2001 CSO, Smoker and Nonsmoker Table, Male and Female, Ultimate, ANB (Age Nearest Birthday), except as noted here. For insureds under age 18, Net Single Premiums are based on the 2001 CSO, Male and Female Composite Table, Ultimate, ANB.
In all calculations continuous functions are used, based on the guaranteed Monthly Cost of Insurance rate shown on Page 6. The surrender value for 30 days after any policy anniversary shall not be less than the surrender value as of the policy anniversary date.

Form 08-QFP-1	Ohio National Life Assurance Corporation

Ownership
The Owner has all rights while the Insured lives. After the Insured’s death, each Insured Child owns the Paid-up Term insurance on his or her life.
Beneficiary
The Insured is the Primary Beneficiary of this Rider while living. After the Insured’s death, the Insured Child’s insurance will be paid to the Insured Child’s estate unless a Contingent Beneficiary for this Rider is specifically named.
Incontestability
We will only contest this Rider if you do not pay premiums.
Suicide
If the Insured dies by suicide, while sane or insane, within two years from the effective date of the Rider, this Rider will end. However, coverage can then be converted to whole life insurance within 31 days of Notice of the Insured’s death. No Insured Child’s coverage will be made Paid-up Term due to such suicide.
Misstatement of Age or Sex
If anyone’s age or sex was misstated, the proceeds will be what the premiums paid would have bought for the correct age and sex.
Conversion
The term life insurance on each Insured Child may be converted to a new policy on his or her life, if the Rider is in force and premiums have been paid to the Conversion Date. The Insured Child will not have to prove that they can be insured in order to convert their coverage. Coverage for the Insured Child under this Rider will end on the Conversion Date.
Who May Convert
Any Insured Child may convert his or her coverage on or after the Insured Child’s 18th birthday. This does not require the Owner’s consent. The Insured Child must be alive on the Conversion Date.
Conversion Date
The Conversion Date may be any date a premium is due or the day the Insured Child’s coverage ends. The Policy Date of the new policy will be the Conversion Date.
Plan
The new policy may be any individual permanent life insurance, then offered by us, The Ohio National Life Insurance Company or any affiliate company that we designate, at the time of conversion.
Amount
For an Insured Child, the new policy amount must be at least as great as his or her coverage under this Rider. It may not be more than 5 times such amount and not more than $50,000. The amount of the new Policy must be at least as much as the minimum issue limit for that Plan.
Premium
The premium for the new policy will be our then published rates for such plan and the Insured Child’s age at that time. The new policy will be issued with a standard smoker rating unless we receive proof satisfactory to us that the Insured Child qualifies for a better risk classification.

Form 08-QFP-1	Ohio National Life Assurance Corporation

Notice
We must receive Notice of the Insured Child’s intent to convert this coverage and the first premium for the new policy within 31 days of the Conversion Date.
Riders
The new policy will include Riders if we agree.
Termination
This Rider ends on the first of:
(1)	the date the Policy ends;

(2)	the first day of the policy year nearest the Insured’s 65th birthday;

(3)	your Notice to end the Rider;

(4)	the date the Policy is made Paid-up insurance;

(5)	the end of the last Insured Child’s coverage by attaining age 25, conversion or death; or

(6)	a change in the policy’s plan or amount. (A new Rider of this kind may be made part of the changed policy if we agree.).
If we get any Rider premiums for a period after the Rider ends, the Rider will stay inforce until the end of time covered by that premium.
OHIO NATIONAL LIFE ASSURANCE CORPORATION

Form 08-QFP-1	Ohio National Life Assurance Corporation